February 16, 2021
VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles and Andrew Blume

Re: Landec Corporation
Form 10-K for the Fiscal Year Ended May 31, 2020
Filed August 14, 2020
Form 8-K, filed January 6, 2021
File No. 000-27446
Dear Ms. Pyles and Mr. Blume:
On behalf of Landec Corporation (the “Company”), we acknowledge receipt of the letter dated February 10, 2021 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K and Current Report on Form 8-K of the Company.

As we discussed when we spoke telephonically on February 11, 2021, the Company is working to respond to the Comment Letter. However, the Company will require additional time to consider and respond to the Staff’s comments. Accordingly, we respectfully request an extension of ten business days to respond to the Comment Letter, such that the Company would respond by March 11, 2021.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (650) 306-1650 with any questions you may have.

Very truly yours,
/s/ John Morberg
John Morberg
Chief Financial Officer

cc:    Cary Hyden (Latham & Watkins LLP)
Darren Guttenberg (Latham & Watkins LLP)
    Todd Silva (Ernst & Young LLP)